Exhibit 99.B(d)(1)(i)

October 1, 2015

Voya Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

Effective February 10, 2014, LSV Asset Management (“LSV”) was added as a sub-adviser to the Voya Multi-Manager Mid Cap Value Fund (the “Fund”) resulting in a reduction in the blended sub-advisory rate payable by Voya Investments, LLC (“Voya Investments”) on behalf of the Fund.  On November 18, 2014, LSV executed a new Sub-Advisory Agreement.

Effective December 1, 2014, Hahn Capital Management, LLC was added as a sub-adviser to the Fund resulting in a further reduction in the blended sub-advisory rate payable by Voya Investments on behalf of the Fund.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction, if a benefit exists, based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from October 1, 2015 through October 1, 2016.  The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund prior to February 10, 2014 – the aggregate blended sub-adviser fee rates after February 10, 2014)

Notwithstanding the foregoing, termination or modification of this letter requires approval of the Board of Trustees of Voya Equity Trust.

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Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Equity Trust
(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President